SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 333-09470

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4º Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

1.	“Relevant Fact” dated December 4, 2005

2.	Press Release dated December 4, 2005

3.	Protocol of Merger dated December 4, 2005

4.	Minutes of a Meeting of the Board of Directors dated December 4, 2005

5.	Notice to Shareholders dated December 4, 2005, Regarding Extraordinary General Meeting

6.	Notice to the Market dated December 5, 2005

7.	Deloitte Touche Tohmatsu Book Value Report Regarding TCP

“RELEVANT FACT” DATED DECEMBER 4, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

PUBLICLY HELD COMPANY

CNPJ/MF No. 02.558.074/0001-73 - NIRE 353001587.9-2

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ/MF No. 02.558.132/0001-69 - NIRE 53.30000580-0	TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ/MF No. 02.558.129/0001-45 - NIRE 3330026819-7

TELE LESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY C.N.P.J 02.558.144/0001-93 - N.IRE 3530032612-1	CELULAR CRT PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ: 03.010.016/0001-73 NIRE 4330003902-1

RELEVANT FACT

The management of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) (“Companies”), under CVM Instructions 319/99 and 358/02, comes publicly to inform that their respective Board of Directors approved the proposal to be submitted to the Shareholders of the Companies for a corporate restructuring aiming at the merger of shares of TCO to be converted into a wholly-owned subsidiary of TCP and merger of the companies TSD, TLE and CRTPart by TCP (“Corporate Restructuring”), in accordance with the terms and conditions described as follows:

The management of TCP, TCO, TSD, TLE and CRTPart recognize that the Corporate Restructuring and subsequent concentration of the Companies’ shareholders in one single publicly held company, and the merger by TCP of the shares of TCO and assets of TSD, TLE and CRTPart, with the subsequent winding-up of the merged companies, should allow their shareholders to hold an interest in a company with more liquidity at the Brazilian and international stock exchanges, and will make easier the unification, standardization and rationalization of the general management of the business of TCP, TCO, TSD, TLE and CRTPart, making possible a better improvement of synergies between the mentioned Companies, who, directly or by means of the respective operators controlled by them, have been already using the brand name “VIVO”.

The Corporate Restructuring intended to be implemented does not provide for the merger of TCO, but solely the merger of its shares to the equity of TCP, exclusively due to the fact that not only is TCO the controlling company of operating companies that provide telecommunication services, particularly the personal mobile service (“SMP”), in the authorization areas 7 and 8 of Regions I and II under the SMP Authorization General Plan (Anatel Resolution 321/02), but it also is itself a provider of such services in a portion of the authorization area 7 of Region II. And the mentioned Corporate Restructuring now intends to exclusively eliminate the corporate structure of the controlling companies of SMP providers, who operate under the brand name VIVO, initiating the process of simplification and reduction of the organizational structure of the group.

Therefore, with the Corporate Restructuring TSD, TLE and CRTPart will be merged by TCP and dissolved, and the companies controlled by them, operators of the SMP in Region I (provision area 3 and 9), Region II (provision area 6) and Region III (provision area 1 and 2) of the SMP Authorization General Plan, will be then transformed into wholly owned subsidiaries of TCP. TCO will continue to exist in the capacity of wholly owned subsidiary of TCP such as the other SMP operators currently controlled by the holdings TSD, TLE and CRTPart to be merged until implementation of the new restructuring, as mentioned in item 2.8 hereof.

Taking into account that TCO will be a wholly-owned subsidiary of TCP and that TSD, TLE and CRTPart will be merged and dissolved, their listing at CVM and BOVESPA and the registration of TCO, TSD and TLE with the Securities and Exchange Commission “SEC” and listing with the New York Stock Exchange “NYSE” will be cancelled in order to eliminate costs associated to them.

The simplified organizational charts reproduced below show the current corporate structure and the structure after implementation of the Corporate Restructuring. It should be pointed out that the Corporate Restructuring will not change the control structure of the involved companies:

Chart of the current ownership structure before the Corporate Restructuring

Chart of the current ownership structure after the Corporate Restructuring

1. Implementation of the Corporate Restructuring

TCP will merge all shares of TCO and the assets of TSD, TLE and CRTPart, allocating directly to the holders of the merged shares of TCO and holders of shares of the dissolved companies, TSD, TLE and CRTPart, the new shares to which they are entitled in the acquiring company, TCP, pursuant to the exchange ratio established by the Companies. Concurrently with the Corporate Restructuring, the name of TCP will be changed to Vivo Participações S.A.

1.1. The Companies’ Shares and the Exchange Ratio

1.1.1. Merger of Shares: The merger of TCO shares will not represent a change in the number or type of shares, which will be then totally held by TCP. The shareholders, owners of common and preferred shares of TCO merged to TCP assets, will receive new shares of TCP of the same type, that is, the merged preferred shares will be exchanged for new preferred shares of TCP to be issued on behalf of their respective owners, and the merged common shares will be exchanged for new common shares of TCP to be issued on behalf of their respective owners.

1.1.2. Merger of companies: The common and preferred shares of TSD, TLE and CRTPart, which will be dissolved due to the merger of the mentioned companies to the assets of TCP, will be exchanged for new shares of TCP of the same type, that is, preferred shares of the merged companies will be exchanged for new preferred shares of TCP to be issued on behalf of the owner of the shares, and common shares of the merged companies will be exchanged for new common shares of TCP to be issued on behalf of the owner of the cancelled shares.

1.1.3. The exchange ratio of the shares of each company, TCO, TSD, TLE and CRTPart, for TCP shares, was determined based on the respective economic value of the Companies, appraised by Goldman Sachs & Companhia, based on the discounted cash flow method, on the September 30, 2005. The report prepared by Goldman Sachs & Companhia states that, as the exchange ratios established by the Board of Directors of the Companies are in line with the range of the exchange rate arising from the range of value indications of the Companies presented in the appraisal report, consistently applied, the companies involved in the Corporate Restructuring are receiving equitable treatment under the provisions of their respective Bylaws. The following table shows the exchange ratio of the shares currently owned by the shareholders of TCO, TSD, TLE and CRTPart for new shares to be issued by TCP, in accordance with the criteria mentioned herein, established by the Companies in their respective Protocols approved by the Board of Directors of each of the Companies. Shareholders whose shares will be merged (in case of TCO) or cancelled (in case of TSD, TLE and CRTPart) and who, due to the exchange ratio, are entitled to fractional shares, will be paid a pro rata amount for their fractions based on the net amount at market price of the fractions all together, determined in a auction (or auctions, if applicable) to be held at Bolsa de Valores de São Paulo – Bovespa. The mentioned payment to the shareholders will be made no later than 5 business days as from the date on which the last auction will be held.

SHARES
TCO
New shares of TCP issued in exchange for each share of the same type of the merged TCO	3.0830

TSD
New shares of TCP issued in exchange for each share of the same type of the dissolved TSD	3.2879

TLE
New shares of TCP issued in exchange for each share of the same type of the dissolved TLE	3.8998

CRTPart
New shares of TCP issued in exchange for each share of the same type of the dissolved CRTPart	7.0294

1.2. Appraisal pursuant to the net equity at market. Exclusively for the purpose of the provisions of article 264 of Law No. 6,404/76, TCP, TCO, TSD, TLE and CRTPart had their respective assets appraised pursuant to the same criteria and on the same date, September 30, 2005, at market prices, by Planconsult Planejamento e Consultoria. In accordance with the mentioned criterion, the exchange ratio of the shares of TCO, TSD, TLE and CRTPart for shares of TCP would be the following: (i) TCO: (i) each common share and each preferred share of TCO would be exchanged for 3.5844 shares of the same type of TCP; (ii) TSD: each common share and each preferred share of TSD would be exchanged for 4.2863 shares of the same type of TCP; (iii) TLE: each common share and each preferred share of TLE would be exchanged for 4.8744 shares of the same type of TCP; and (iv) each common share and each preferred share of CRTPart would be exchanged for 6.7258 shares of the same type of TCP.

1.3. Appraisal of the shares and assets to be merged and consequent capital increase of TCP. The shares of TCO, as well as the respective assets of TSD, TLE and CRTPart to be merged were appraised based on their respective net book value on September 30, 2005, pursuant to accounting practices under the law in force (“Basis Balance Sheets”) The Valuation Reports of TCO shares and respective assets of TSD, TLE and CRTPart for the purpose of the capital increase in the acquiring company were prepared according to articles 252 and 227 of Law 6,404/76 by Deloitte Touche Tohmatsu Auditores Independentes, ad referendum of the shareholders of the Companies. The following amounts have been determined in relation to each of the companies:

COMPANY	Net Book Value on 09/30/2005
TCO (shares to be merged)	R$	2,835,326,030.00
TSD	R$	2,048,695,003.00
TLE	R$	320,029,960.00
CRTPart	R$	1,224,158,787.00

Only for reference purposes, the net book value of TCP on the base date of September 30, 2005 is R$4,315,766,402.00.

Companies’ equity variation occurring between the basis date of the valuation report on their book value and the date of the shareholders’ meeting for approval of the Corporate Restructuring will be absorbed by TCP and accounted as capital reserve (if positive) or against profits reserve (if negative), except with regard to the profits accrued by said companies between the basis date and the end of the fiscal year of 2005 (if applicable), which shall be kept on the books of each of the companies and dividends based thereon declared to their respective shareholders before the completion of the merger with the holding of the shareholders’ meetings, as informed in item 2.2 below.

1.3.1. Considering the amounts determined on the abovementioned basis date, the merger of TCO and the merger of TSD, TLE and CRTPart assets will result in the capital increase of TCP in R$2,631,136,636.01 (two billion, six hundred and thirty-one million, one hundred and thirty-six thousand and six hundred and thirty-six reais and one cent of real), represented by 258,768,433 (two hundred and fifty-eight million, seven hundred and sixty-eight thousand, and four hundred and thirty-three) new common shares and 505,319,442 (five hundred and five million, three hundred and nineteen thousand, and four hundred and forty-two) new preferred shares, determined based on the book value criterion mentioned above. As a result of the mentioned increase, the capital stock of TCP will be R$9,301,289,134.27 (nine billion, three hundred and one million, two hundred and eighty-nine thousand, and one hundred and thirty-four reais and twenty-seven cents of real). Immediately after the transaction, TCP will have the total of 509,226,137 (five hundred and nine million, two hundred and twenty-six thousand, and one hundred and thirty-seven) common shares and 917.186.080 (nine hundred and seventeen million, one hundred and eighty-six thousand and eighty) preferred shares.

1.4. Shareholders’ Rights. The bylaws of TCP will be amended due to the Corporate Restructuring in order to reflect the change in the amount of the capital stock and number of common and preferred shares represented by it. The bylaws of TCO shall be timely amended to reflect its conversion into wholly owned subsidiary of TCP. The new common and preferred shares of TCP to be issued in exchange for the TCO merged shares and the dissolved TSD, TLE and CRTPart will entitle their owners to the same rights of now outstanding common and preferred shares of TCP, including, with reference to preferred shares, full voting rights while dividends to which the now outstanding preferred shares of TCP are entitled are not paid. The shareholders holding shares issued by TCO, TSD, TLE and CRTPart will then hold TCP shares of the same type previously held by them and with the policy and equity advantages informed in the table below, which also includes the rights currently granted by the shares of TCP, TCO, TSD, TLE and CRTPart for comparison purposes:

COMPANY	EQUITY RIGHTS PN Shares	POLICY RIGHTS PN Shares	EQUITY RIGHTS ON Shares	POLICY RIGHTS ON Shares
TCP	higher dividend of (i) 6% p.a. on the amount resulting from the division of the total amount of the capital by the total number of shares or (ii) 3% of the net equity divided by the total number of shares

•      voting right in resolutions related to any agreement between associated companies which conditions are more onerous for the company than that practiced in the market;

•      voting right in resolutions concerning the amendment or revocation of some bylaws provisions

•      full voting right until payment of dividends to which they are entitled

			• minimum mandatory dividend of 25% on adjusted net income paid to all shareholders	• full voting right

TCO	higher dividend of (i) 6% p.a. on the amount resulting from the division of the total amount of the capital by the total number of shares or (ii) 3% of the net equity divided by the total number of shares

•      voting right in resolutions related to any agreement between associated companies which conditions are more onerous for the company than that practiced in the market;

•      voting right in resolutions concerning the amendment or revocation of some bylaws provisions

			• minimum mandatory dividend of 25% on adjusted net income paid to all shareholders	• full voting right

TSD	a ten per cent (10%) dividend higher than that allocated to each common share

•      voting rights in resolutions related to long term agreements between associated companies which clauses are notuniform;

•      voting right in resolutions concerning the amendment or revocation of some bylaws provisions

			• minimum mandatory dividend of 25% on adjusted net income paid to all shareholders	• full voting right

TLE	higher dividend of (i) 6% p.a. on the amount resulting from the division of the total amount of the capital by the total number of shares or (ii) ten per cent (10%) higher than that allocated to each common share

•      voting rights in resolutions related to long term agreements between associated companies which clauses are notuniform;

•      voting right in resolutions concerning the amendment or revocation of some bylaws provisions

•      full voting right until payment of dividends to which they are entitled

			• minimum mandatory dividend of 25% on adjusted net income paid to all shareholders	• full voting right

CRTPart	higher dividend of (i) 6% p.a. on the amount resulting from the division of the total amount of the capital by the total number of shares or (ii) ten per cent (10%) higher than that allocated to each common share	• None	• minimum mandatory dividend of 25% on adjusted net income paid to all shareholders	• full voting right

The administrations of the Companies are aware of the fact that the difference between the criteria in the determination of dividends to which the holders of preferred shares of TCP and of the other companies are entitled does not necessarily mean that the dividends to which the shareholders of TCO, TSD, TLE and CRTPart will be entitled after the Corporate Restructuring will be higher or lower than those currently allocated, given that the assets, liabilities and net equity of TCP will significantly change after the Corporate Restructuring. The information relating to the composition of TCP assets after the Corporate Restructuring will be made available pursuant to the provisions of item 2.9 below.

2. Additional Information

2.1 Call for the General Meetings to approve the Corporate Restructuring The respective call notices for the Companies’ special general meetings at which the intended Corporate Restructuring will be addressed shall be published on December 6, 2005. The mentioned general meetings will be held on February 08, 2006. The Meetings shall only be held following the required registration to be obtained with the Securities Exchange Commission – SEC, in accordance with SEC regulations, given that the ADRs of TCP, TCO, TSD and TLE are traded in the NYSE.

2.2. Dividends: The shares issued by TCP to be distributed to the shareholders of TCO, TSD, TLE and CRTPart will be entitled to full dividends of TCP relating to the fiscal years in which TCP has earned profits possible to be distributed. The rights of the shareholders of TCO, TSD, TLE and CRTPart will remain unchanged in relation to interest on net equity and dividends relating to the fiscal year of 2004, as approved in the relevant annual shareholders meetings of the mentioned Companies carried out in 2005. It will be assured for the shareholders of the companies having a profit balance to distribute related to the fiscal year of 2005, the right to least the mandatory dividend provided for in the bylaws, upon the declaration of interim dividends and/or interest on shareholders’ equity resolved by the management of the companies, whose amounts were assessed to the profit accounts of the Balance Sheets drawn up on September 30, 2005, which also contemplates the estimate of the profits of the companies up to December 31, 2005. The aforementioned interim dividends and interests on shareholders’ equity shall be considered as part of the minimum mandatory dividend to be resolved in the shareholders’ meetings that approve the accounts of said fiscal year.

2.3. Appraisal Right: The shareholders, owners of common and preferred shares of TCP, who dissent on the merger of TCO shares, and the shareholders, owners of common shares of TCO, TSD, TLE and CRTPart, who dissent on their respective merger, as well as shareholders, owners of preferred shares of TSD, who dissent on the resolutions relating to the merger with TCP, will have appraisal rights and may withdraw from the respective companies, by means of the reimbursement of the shares provenly owned by them on the date of the disclosure of this Relevant Fact, which publicly announces the terms and conditions applicable to the mentioned transaction.

2.3.1 The amount of the reimbursement to the shareholders holding common and preferred shares of TCP, who dissent on the transaction of merger of TCO shares, calculated on the shareholders’ equity of the company showed in the basis balance sheet of TCP prepared on September 30, 2005 is of R$6.52 per share.

2.3.2. The amount of the reimbursement to shareholders holding common shares of CRTPart, who dissent on the Corporate Restructuring, calculated on the net equity amount of the company showed in its balance sheets prepared on September 30, 2005 is R$37,50 (thirty-seven reais and fifty cents of real) per share.

The owners of preferred shares of CRTPart will not have appraisal right, given that such shares have liquidity and dispersion in the market, as defined in article 137, II, clauses a and b of Law No. 6,404/76.

2.3.3. In accordance with article 264, §3rd of Law No. 6,404/76, the non controlling shareholders owners of common shares of TCO, TSD and TLE and preferred shares of TSD dissenting from the Corporate Restructuring may, during the term to exercise the appraisal right, choose the amount of the reimbursement established based on the net equity of the respective companies or the amount determined based on the net equity of the mentioned companies at market prices. The owners of preferred shares of TCO and TLE will not have appraisal rights, given that such shares have liquidity and dilution in the market, as defined in article 137, II, clauses a and b of Law No. 6,404/76.

For that purpose, we inform that (i) the reimbursement amounts of the shares of TCO, TSD and TLE calculated based on the respective accounting net equity showed in the balance sheets prepared on September 30, 2005, are the following: (a) TCO: R$21.80 (twenty-one reais and eighty cents of real) per share; (b) TSD: R$22.31 (twenty-two reais and thirty-one cents of real) per share; and (c) TLE R$33.18 (thirty-three reais and eighteen cents of real) per share, and that (ii) the reimbursement amounts of the shares of TCO, TSD and TLE calculated based on the respective net equity at their market price determined based on the balance sheets prepared on September 30, 2005, are the following: (a) TCO: R$18.38 (eighteen reais and eight cents of real) per share; (b) TSD: R$21.97 (twenty-one reais and ninety-seven cents of real) per share; and (c) TLE R$24.99 (twenty-four reais and ninety-nine cents of real) per share.

2.4. Under the provisions of article 137, IV and V of Law No. 6,404/76, the term to exercise the appraisal right is 30 days from the date of publication of the minutes of the meetings that approved the merger of shares and companies, as applicable, whereupon the time frame to exercise the mentioned right and the qualification means and conditions as well as other relevant information will be disclosed by means of the publication of the Notice to Shareholders.

2.5. Costs. The estimate costs of the Corporate Restructuring will be approximately R$16.500.000,00 (sixteen million and five hundred thousand reais), including costs of appraisal, audit, legal advice, publication, and other expenses.

2.6. Non existence of Conflict of Interest. Goldman Sachs & Companhia, Deloitte Touche Tohmatsu Auditores Independentes and Planconsult Planejamento e Consultoria, responsible, respectively, for the evaluation of the Companies based on the economic value, accounting net equity, and at market price, represent to the Companies that in relation to them, there is no conflict or communion of interest, current or potential, in relation to the controlling and minority shareholders of the Companies, their partners, or to the Corporate Restructuring.

2.7. Analysis of Merger of Shares by Regulatory Agencies. In spite of not requiring the approval of the National Telecommunications Agency – ANATEL, the Corporate Restructuring will be submitted to ANATEL for registration. Taking into account that the Corporate Restructuring is made among companies pertaining to the same economic group, the transaction herein described is not subject to the approval of the Antitrust Administrative Council – CADE. As mentioned in 2.1 above, the meetings for approval of the Corporate Restructuring shall only be held following the required registration to be obtained with the Securities Exchange Commission – SEC, in accordance with SEC regulations, given that the ADRs of TCP, TCO, TSD and TLE are traded in the New York Stock Exchange.

2.8. Future Transactions. Upon conclusion of the Corporate Restructuring, subject to additional studies and appropriate corporate and regulatory approvals, the possibility of accomplishing new restructuring, including new mergers, will be taken into account in order to carry on the simplification process of the corporate structure of VIVO companies. The possible new restructuring, if implemented, will not change the ownership structure of VIVO companies.

2.9 Availability of Documents: The documents relating to the Merger of Shares at issue will be made available to their respective shareholders as from 12.06.2005, from 9:00 a.m. to 12:00 a.m., and 2:00 p.m. to 5:00 p.m., São Paulo time, at the head office of each company, as follows: (i) TCP: Avenida Roque Petroni Junior, 1464 – 4º andar – Lado “A”, Morumbi, in the city of São Paulo, State of São Paulo; (ii) TCO: Setor Comercial Sul, Quadra 2, Bloco C, 226, 7º andar, Edifício Telebrasília Celular, Brasília-DF; (iii) TSD: Praia de Botafogo, 501, 7º andar, Torre Corcovado, Núcleo Jurídico Empresarial, Botafogo, Rio de Janeiro, RJ (iv) TLE: Av. Roque Petroni Junior, 1464 – 4º andar – Lado “A”, Morumbi, in the Capital of the State of São Paulo; (v) CRTPart: Av. José Bonifácio nº 245, 7º andar, in the Capital of the State of Rio Grande do Sul. Access to the mentioned documents and information will be allowed to shareholders of the respective Companies who submit a statement including the respective shareholding, issued within at least two (02) days in advance. For more information, call (11) 5105-2276, Mr. Charles Edward Allen.

2.10 Notice pursuant to the SEC’s rules: This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) of TCP, TCO, TSD and TLE and U.S. holders of ordinary and preferred shares of TCP, TCO, TSD, TLE and CRTPart are urged to read the applicable U.S. prospectus (or, in case of holders of ADSs and shares of TCP, other applicable information disclosed by TCP), when it becomes available, because such documents will contain important information. The U.S. prospectuses prepared for the holders of ADSs of TCO, TSD and TLE and for the U.S. holders of common and preferred shares of TCO, TSD, TLE and CRTPart will be filed with the SEC as part of Registration Statements on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when available) may also be obtained for free from TCP.

São Paulo, December 4th , 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A	TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.	CELULAR CRT PARTICIPAÇÕES S.A.

Paulo César Teixeira

Director of Investor Relations

This Relevant Fact is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

PRESS RELEASE DATED DECEMBER 4, 2005

Press Release

Board of Directors of TCP, TCO, TSD, TLE and

CRTPART approve Corporate Restructuring

The announced corporate restructuring will concentrate the shareholders in a single listed company, to be named Vivo Participações, S.A., after the approval of the of the corporate restructuring in an EGM.

The companies believe that the announced transaction should allow those shareholders to participate in a company with greater liquidity, as well as allow for cost savings through a simplified corporate structure and facilitate further synergies within Vivo.

São Paulo, December 4, 2005 - The Board of Directors of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRT Part.”), announce that, in meetings held on December 4, 2005, they approved the proposal to carry out a Corporate Restructuring. The various steps involved in the Restructuring, described herein, will became effective following approval in the respective Extraordinary Shareholders’ Meetings (EGM) which are scheduled for February 8, 2006.

The Vivo restructuring will consist of the merger of shares of TCO into TCP and the merger of TSD, TLE and CRT Part. into TCP, which will be renamed Vivo Participações S.A.

As a consequence of such restructuring, shareholders of the TCO, TSD, TLE and CRT Part. will receive shares of TCP, in accordance with the exchange ratios determined based on the respective valuations undertaken by Goldman Sachs & Companhia (“laudos de avaliação”).

Benefits of restructuring for Shareholders

The Companies believe that the Corporate Restructuring, which will result in the concentration of the shareholders in one public company to be named Vivo Participações S.A., listed on the São Paulo Stock Exchange (Bovespa) and NYSE, will simplify the current organizational structure, reducing costs and creating value for the shareholders. The most relevant benefits include:

Consolidation of Vivo’s position: The shareholder restructuring is a major step in the consolidation of Vivo as the leading Brazilian mobile operator.

Simplified Organization: The incorporation of the Companies of the Vivo Group simplifies the current organizational structure, allowing an increase in the operational efficiency, a simplification of internal procedures and further transparency in the management of the company as well as the corporative governance.

Further Synergies: The Company believes that the shareholder restructuring will create important synergies.

Lower Stock Exchange Fees: A single listing for Vivo Participações S.A should reduce current costs linked to the maintenance of the listing of the other four listed companies.

Increasing Shares Liquidity: It is expected that the concentration of the current shareholder bases of the companies into one publicly listed company, Vivo Participações, will provide an increase in the share liquidity in the markets in which it is listed, enhancing the liquidity and visibility on the Bovespa and on the NYSE.

Transaction Highlights

•	The proposed exchange ratios relating to the Corporate Restructuring are as follows:

3.0830 new shares or ADS of TCP for every 1 share or ADS of TCO

3.2879 new shares or ADS of TCP for every 1 share or ADS of TSD

3.8998 new shares or ADS of TCP for every 1 share or ADS of TLE

7.0294 new shares of TCP for every 1 share of CRT Part.

•	Holders of voting shares (ON shares) will receive new voting shares, and holders of preferred shares (PN shares) or ADSs representing PN shares will receive new PN shares or ADSs, respectively, of TCP, which will be renamed Vivo Participações S.A.

•	The Extraordinary General Meeting to approve the transaction is scheduled to be held on February, 8, 2006.

•	After the Extraordinary General Meeting upon approval of the transaction the mergers will become effective. The Companies TSD, TLE and CRT Part. will be merged into TCP and will cease to exist. TCO will become wholly-owned subsidiary of TCP.

•	Holders of ON shares and PN shares of TCP and TSD and ON shares of CRT Part., TLE and TCO that dissent from the Corporate Restructuring will have the appraisal rights with respect to shares they are proven to hold on the date of the communication of the “Fato Relevante” relating to the Corporate Restructuring.

•	The period to exercise the appraisal rights is 30 days from the date of publication of the minutes of the EGMs.

•	The rights of the shareholders of TCP, TCO, TSD, TLE and CRT Part. will remain unchanged in relation to interest on shareholders’ equity and dividends relating to the fiscal year of 2005, if the companies have a profit balance to distribute. In this regard, the Boards of Directors of TCO, TSD and CRT Part. approved in the meetings held on December 4, 2005 the payment of interest on shareholders’ equity, and the Boards of TCO and CRT Part. also approved the payment of interim dividends, in each case related to the fiscal year of 2005, assuring to the shareholders the payment of the minimum mandatory dividends contemplated in the bylaws for the fiscal year of 2005.

•	The new TCP shares (ON and PN) which will be issued in substitution for the TCO, TSD, TLE and CRT Part. shares, will have the same rights that the outstanding TCP ON and PN shares have today.

Advisors and appraisers

Goldman Sachs was retained by TCP as the investment bank responsible for providing the economic valuation reports of TCP, TCO, TSD, CRT Part. and TLE (“laudos de avaliação”), which were the basis for the Board of Directors of TCP to define the exchange ratios for the proposed mergers.

Merrill Lynch was hired by TCP to advise it on aspects of the transactions. UBS was hired by TCO, TSD, CRT Part. and TLE to act as their advisor in connection with the transactions.

Planconsult Planejamento e Consultoria was hired by TCP and was responsible for providing the Vivo Companies’ valuation according to the book values at market prices.

Machado, Meyer, Sendacz, Opice Advogados and Simpson Thacher & Bartlett LLP, were hired by the Vivo companies to provide legal advice on the transaction.

Deloitte Touche Tohmatsu Auditores Independentes, the Vivo Companies’ independent auditors, were retained to audit the financial statements which have been used to determine certain accounting values necessary for the transactions.

Notice in accordance with SEC regulations: This press release is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares of TCP, TCO, TSD and TLE and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and CRT Part. and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus applicable to that Company (or, in the case of holders of ADSs or shares of TCP, other applicable information disseminated by TCP) when it becomes available, because they will contain important information. The U.S. prospectuses prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRT Part. will be filed with the SEC as part of Registration Statements on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when available) may also be obtained for free from TCP.

For more information about the Corporate Restructuring, investors should consult the Relevant Fact released today, which provides more details regarding the transaction. The Relevant Fact, which will be published on December 6, 2005 in the newspaper Gazeta Mercantil, is also available on the websites of the Companies.

Forward-looking statements

This press release contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding business strategies, future synergies, administrative costs and increased liquidity of the Vivo Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur, nor that the future performance of the Vivo Companies will be consistent with these statements. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PROTOCOL OF MERGER DATED DECEMBER 4, 2005

PROTOCOL OF MERGER OF SHARES AND MERGER OF COMPANIES AND

INSTRUMENT OF JUSTIFICATION

AMONG

TELESP CELULAR PARTICIPAÇÕES S.A.

AND

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

CELULAR CRT PARTICIPAÇÕES S.A.

In this private deed, the parties described below, through their corresponding managers, hereby enter into this Protocol of Merger of Shares and Merger of Companies and Instrument of Justification, in accordance with articles 252, 224 and 225 of Law No. 6,404, dated December 15, 1976, and CVM Instruction No. 319, dated December 3, 1999.

(a) TELESP CELULAR PARTICIPAÇÕES S.A., with its head office located at Avenida Roque Petroni Junior, 1464, 6th floor, lado B – parte, Morumbi, in the city of São Paulo, State of São Paulo, enrolled with the Corporate Taxpayers’ List (CNPJ/MF) under No. 02.558.074/0001-73, herein represented by its Chief Executive Officer, Mr. Roberto Oliveira de Lima, Brazilian citizen, married, business administrator, bearer of the identity card No. 4.455.053-4, SSP/SP, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 860.196.518-00, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Roque Petroni Júnior 1464, 6th floor, lado A, Morumbi, and by the Vice President of Techonology and Networks, Mr. Javier Rodríguez García, Spanish citizen, married, bearer of the RNE V283375-2, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 055.017.127-41, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Praia de Botafogo 501, 7th floor, Torre Corcovado (“TCP” or “Merging Company”);

and, on the other side,

(b) TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A., with its head office located at SQS QD 02 Bloco C – Ed. Telebrasília Celular, in the city of Brasília, Distrito Federal, enrolled with the Corporate Taxpayers’ List (CNPJ/MF) under No. 02.558.132/0001-69, herein represented by its Vice Executive President of Finance, Planning and Control, Mr. Paulo Cesar Pereira Teixeira, Brazilian citizen, married, engineer, bearer of the identity card No. 301.540.175-9, SSP/RS, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 284.875.750-72, resident and domiciled in the city of Rio de Janeiro, State of

Rio de Janeiro and with business address at Praia de Botafogo, 501, 7th floor, Torre Corcovado and by the Vice Executive President of Marketing and Innovation, Mr. Luis Filipe Saraiva Castel-Branco de Avelar, Portuguese citizen, married, engineer, bearer of the RNE V224096-0, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 217.046.958-30, resident and domiciled in the city of São Paulo, State of São Paulo and with business address at Av. Roque Petroni Junior, 1464, 6th floor, Morumbi (“TCOPart”);

(c) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., with its head office located at Praia de Botafogo, 501, 7th floor, Torre Corcovado, Sala das Bandeiras, Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Corporate Taxpayers’ List (CNPJ/MF) under No. 02.558.129/0001-45, herein represented by its Vice Executive President of Finance, Planning and Control, Mr. Paulo Cesar Pereira Teixeira, Brazilian citizen, married, engineer, bearer of the identity card No. 301.540.175-9, SSP/RS, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 284.875.750-72, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro and with business address at Praia de Botafogo, 501, 7th floor, Torre Corcovado and by the Vice Executive President of Marketing and Innovation, Mr. Luis Filipe Saraiva Castel-Branco de Avelar, Portuguese citizen, married, engineer, bearer of the RNE V224096-0, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 217.046.958-30, resident and domiciled in the city of São Paulo, State of São Paulo and with business address at Av. Roque Petroni Junior, 1464, 6th floor, Morumbi (“TSD”);

(d) TELE LESTE CELULAR PARTICIPAÇÕES S.A., with its head office located at Avenida Roque Petroni Junior, 1464, Morumbi, in the city of São Paulo, State of São Paulo, enrolled with the Corporate Taxpayers’ List (CNPJ/MF) under No. 02.558.144/0001-93, herein represented by its Vice Executive President of Finance, Planning and Control, Mr. Paulo Cesar Pereira Teixeira, Brazilian citizen, married, engineer, bearer of the identity card No. 301.540.175-9, SSP/RS, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 284.875.750-72, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro and with business address at Praia de Botafogo, 501, 7th floor, Torre Corcovado and by the Vice Executive President of Marketing and Innovation, Mr. Luis Filipe Saraiva Castel-Branco de Avelar, Portuguese citizen, married, engineer, bearer of the RNE V224096-0, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 217.046.958-30, resident and domiciled in the city of São Paulo, State of São Paulo and with business address at Av. Roque Petroni Junior, 1464, 6th floor, Morumbi (“TLE”); and

(e) CELULAR CRT PARTICIPAÇÕES S.A., with its head office located at Avenida José Bonifácio, No. 245, in the capital city of the State of Rio Grande do Sul, enrolled with the Corporate Taxpayers’ List (CNPJ/MF) under No. 03.010.016/0001-73, herein represented by its Vice Executive President of Finance, Planning and Control, Mr. Paulo Cesar Pereira Teixeira, Brazilian citizen, married, engineer, bearer of the identity card No. 301.540.175-9, SSP/RS, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 284.875.750-72, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro and with business address at Praia de Botafogo, 501, 7th floor, Torre Corcovado and by the Vice Executive President of Marketing and Innovation, Mr. Luis Filipe Saraiva Castel-Branco de Avelar, Portuguese citizen, married, engineer, bearer of the RNE V224096-0, enrolled with the Individual Taxpayers’ List (CPF/MF) under No. 217.046.958-30, resident and domiciled in the city of São Paulo, State of São Paulo and with business address at Av. Roque Petroni Junior, 1464, 6th floor, Morumbi (“CRTPart”).

1.	JUSTIFICATION

WHEREAS, TCP, TCO, TSD, TLE and CRTPart (“Holdings”) are publicly-traded corporations, with their shares traded on BOVESPA, and, except for CRTPart, with shares also traded on the New York Stock Exchange (NYSE), and they control companies that provide telecommunications services, most importantly the mobile telephone service (SMP), in Regions I (operating in areas 3 and 9), II (operating in area 6) and III (operating in areas 1 and 2) of the General Authorizations Plan of MTS (Anatel Ruling 321/02);

WHEREAS, TCP holds 90.59% of the common shares and 32.76% of the preferred shares issued by TCO and its main corporate purpose is to hold equity interests;

WHEREAS, TCO, in addition to holding 100% of the shares representing the capital stock of the operating companies Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A., Norte Brasil Telecom S.A. and TCO IP S.A., which operate in areas 7 and 8 of Regions I and II of the General Authorizations Plan, it is also an operator of telecommunications services itself, most importantly SMP in part of area 7 of the Region II of the General Authorization Plan;

WHEREAS, except for TCO, the main corporate purpose of all the other Holdings is to hold equity interests in operating companies that they control and, whereas, TCP may, thus, carry out the activities currently developed by the other Holdings (except for TCO);

WHEREAS, the maintenance of several companies that have the same purpose and distinct organizational structure increases managing and operational costs;

The parties understand that the simplification of the corporate structure of the group, by means of a corporate restructuring, consisting of the merger into TCP of the entirety of the shares issued by TCO and of the merger of the companies TSD, TLE and CRTPart into TCP (“Corporate Restructuring”), shall reduce the current organizational structure, decreasing costs and increasing value for the shareholders, allowing them to hold equity interest of a company with greater liquidity in the Brazilian and international stock exchanges, as well as facilitating the unification, standardization and rationalization of the general management of the business carried out by the involved companies and the elimination of the costs arising from the maintenance of the trading of the shares of the companies as different entities on the BOVESPA and NYSE.

2.	CAPITAL STOCK OF THE MERGING COMPANY AND MERGED COMPANIES

2.1.	Capital Stock of TCP: The subscribed and paid-in capital stock of TCP amounts to R$6,670,152,498.26 (six billion, six hundred and seventy million, one hundred and fifty-two thousand, four hundred and ninety-eight reais and twenty-six cents), divided into 662,324,342 (six hundred and sixty-two million, three hundred and twenty-four thousand, three hundred and forty-two) shares, of which 250,457,704 (two hundred and fifty million, four hundred and fifty-seven thousand, seven hundred and four) are common shares and 411,866,638 (four hundred and eleven million, eight hundred and sixty-six thousand, six hundred and thirty-eight) are preferred shares, all of them are book-entry shares with no par value.

2.2.	Capital Stock of TCO: The subscribed and paid-in capital stock of TCO amounts to R$1,021,737,129.03 (one billion, twenty-one million, seven hundred and thirty-seven thousand, one hundred and twenty-nine reais and three cents), divided into 130,068,158 (one hundred and thirty million, sixty-eight thousand, one hundred and fifty-eight) shares, of which 44,332,722 (forty-four million, three hundred and thirty-two thousand, seven hundred and twenty-two) are common shares and 85,735,436 (eighty-five million, seven hundred and thirty-five thousand, four hundred and thirty-six) are preferred shares, all of them are book-entry shares with no par value.

2.3.	Capital Stock of TSD: The subscribed and paid-up capital stock of TSD amounts to R$927,944,994.12 (nine hundred and twenty-seven million, nine hundred and forty-four thousand, nine hundred and ninety-four reais and twelve cents), divided into 91,831,224 (ninety-one million, eight hundred and thirty-one thousand, two hundred and twenty-four) shares, of which 39,916,217 (thirty-nine million, nine hundred and sixteen thousand, two hundred and seventeen) are common shares and 51,915,007 (fifty-one million, nine hundred and fifteen thousand and seven) are preferred shares, all of them are book-entry shares with no par value.

2.4.	Capital Stock of TLE: The capital stock of TLE amounts to R$306,830,239.55 (three hundred and six million, eight hundred and thirty thousand, two hundred and thirty-nine reais and fifty-five cents), divided into 9,644,278 (nine million, six hundred and forty-four thousand, two hundred and seventy-eight) shares, of which 3,376,560 (three million, three hundred and seventy-six, five hundred and sixty) are common shares and 6,267,718 (six million, two hundred sixty-seven thousand, seven hundred eighteen) are preferred shares, all of them are book-entry shares with no par value.

2.5.	Capital Stock of CRTPart: The capital stock of CRTPart amounts to R$327,522,450.29 (three hundred and twenty-seven million, five hundred and twenty-two thousand, four hundred and fifty reais and twenty-nine cents), divided into 33,280,844 (thirty-three million, two hundred and eighty thousand, eight hundred and forty-four) shares, of which 14,439,063 (fourteen million, four hundred and thirty-nine, sixty-three) are common shares and 18,841,781 (eighteen million, eight hundred and forty-one thousand, seven hundred and eighty-one) are preferred shares, all of them are book-entry shares with no par value.

3.	SHARES AND COMPANIES TO BE MERGED

3.1.	Merger of Shares: In view of the merger into TCP of all the shares issued by TCO, held by its non-controlling shareholders, TCO shall be converted into a wholly-owned subsidiary of TCP and the shares or possible fractions of shares of TCP, to which the shareholders of TCO are entitled to, shall be attributed to them, in accordance with the substitution ratio set forth in item 4.3 of this Protocol.

3.2.	Merger of Companies: In view of the merger of the shareholders’ equity of TSD, TLE and CRTPart in their entirety into TCP, the shares held by the shareholders of the merged companies shall be cancelled and, in replacement of their shareholders’ rights that shall be extinguished, the shares or possible fractions of shares, to which the shareholders of TCP are entitled to, shall be attributed to them, in accordance with the substitution ratio set forth in item 4.3 of this Protocol.

3.3	The shares issued by TCO that shall be merged, as well as the shareholders’ equity of TSD, TLE and CRTPart, were valued taking into consideration their corresponding book value, as of September 30, 2005, in accordance with the accounting practices set forth by the Brazilian corporate law. The valuations of the shares issued by TCO that shall be merged into TCP, in accordance with the provisions set forth by the first paragraph of article 252, of Law No. 6,404, dated December 15, 1976, as well as the valuations of the corresponding shareholders’ equity of TSD, TLE and CRTPart, pursuant to article 227 of said law, were prepared by the independent auditor Deloitte Touche Tomatsu Auditores Independentes, ad referendum of the shareholders of the companies that are part of this Protocol.

3.4	The changes to the shareholders’ equity of the Companies, which occur between the base date of the valuation report of their book-entry value and the date of the shareholders’ meeting that approves the Corporate Restructuring, shall be absorbed by TCP and accounted for as a capital reserve (if positive) or as a profits reserve (if negative), except for the profits that are recorded by such companies between the date of the Base Balance Sheet and the end of the fiscal year of 2005 (if any), which shall be kept on the books of each company and dividends based thereon declared to their shareholders before the consummation of the merger with the holding of the general shareholders’ meetings.

4.	CAPITAL INCREASE OF THE MERGING COMPANY, EXCHANGE RATIO, VOTING AND EQUITY RIGHTS.

4.1	Capital increase of TCP as a result of the Corporate Restructuring: As a result of the merger of the shares issued by TCO and of the merger of TSD, TLE and CRTPart as mentioned above and, based on the corresponding equity book-values of the shares issued by TCO and of the shareholders’ equity of TSD, TLE and CRTPart on September 30, 2005, TCP shall have its capital sock increased by the amount of R$2,631,136,636.01 (two bilion, six hundred and thirty-one million, one hundred and thirty-six thousand and six hundred and thirty-six reais and one cent of real) and, thereafter, shall have its capital stock amounting to R$9,301,289,134.27 (nine bilion, three hundred and one million, two hundred and eighty-nine thousand, and one hundred and thirty-four reais and twenty-seven cents of real).

4.2	Criteria for Determining the Exchange Ratio and the Valuation: The exchange ratio of the shares issued by TCO to be merged, and the exchange ratio of the shares issued by TSD, TLE and CRTPart, to be cancelled and extinguished in view of the merger, for new shares to be issued by TCP and to be attributed to the shareholders of TCO (non-controlling), TSD, TLE and CRTPart, were determined based on the corresponding economic values of the companies that are parties to this Protocol, assessed by the specialized company Goldman Sachs & Companhia, based on the methodology of discounted cash flow, considering as the base date, September 30, 2005. The valuation report prepared by Goldman Sachs & Companhia, ad referendum of the shareholders of the companies involved, confirms that equitable treatment is being given to such companies. The hired specialized companies, pursuant to items 3.3 above, this item 4.2 and item 4.6, are independent companies with regard to the companies that are part of the Corporate Restructuring, in accordance with the independent auditing rules set forth by the Brazilian Regional Accounting Council.

4.3	Exchange Ratio: The non-controlling shareholders of TCO and the shareholders of TSD, TLE and CRTPart shall receive, in exchange for the shares issued by the corresponding companies held by them and that shall be merged (in case of TCO) or extinguished (in case of TSD, TLE and CRTPart), new shares issued by TCP, of the same kind of shares that they hold in the capital stock of TCO, TSD, TLE and CRTPart, in accordance with the criterion set forth in item 4.2 above. The chart below presents the exchange ratio of the shares currently held by the shareholders of TCO, TSD, TLE and CRTPart for new shares to be issued by TCP, pursuant to the criteria referred to herein, as set forth by the Companies. The shareholders of the companies whose shares were merged or extinguished, as the case may be, and that, on account of the exchange ratio, are entitled to fractions of shares, shall be paid, on a pro rata basis as for the fractions of each one, the net value at market prices of the grouped fractions, determined in an auction (or auctions, as the case may be), to be held at the Bolsa de Valores de São Paulo – Bovespa. Said payment to the shareholders shall be carried out within five (05) business days, counted from the date of the last auction.

SHARES
TCO New shares of TCP issued in substitution for each merged share of the same kind of TCO	3.0830

TSD New shares of TCP issued in substitution for each extinguished share of the same kind of TCO	3.2879

TLE New shares of TCP issued in substitution for each extinguished share of the same kind of TLE	3.8998

CRTPart New shares of TCP issued in substitution for each extinguished share of the same kind of CRTPart	7.0294

4.4	Rights of the New Shares:

4.4.1 Voting Rights. The new shares of TCP to be issued on account of the Corporate Restructuring and distributed to the shareholders of TCO, TSD, TLE and CRTPart, shall be entitled to the same rights of the outstanding common and preferred shares of TCP, including, with regard to the preferred shares, the full right to vote as long as dividends to which the outstanding preferred shares of TCP are entitled are not paid.

4.4.2 Economic Rights. As for the dividends, the shares issued by TCP to be distributed to the shareholders of TCO, TSD, TLE and CRTPart, shall be entitled to full dividends of TCP, relating to the fiscal years in which TCP obtains profits that can be subject to distribution. The rights of the shareholders of TCO, TSD, TLE and CRTPart shall remain unchanged with regard to the interest on shareholders equity and dividends relating to the fiscal year of 2004, as decided at the respective ordinary shareholders meetings of said Companies. Furthermore, the shareholders of TCO, TSD, TLE and CRTPart, for those companies that have profits to distribute, will be assured the receipt of, at least, the mandatory dividends set forth in the respective bylaws with respect to the fiscal year of 2005, by means of a declaration of interim dividends and/or interest on shareholders’ equity, which shall be resolved by the meeting of the Board of Directors that resolves about the Corporate Restructuring, whose values were assessed for the account of existing profits in the duly audited Balance Sheet of September 30, 2005. Such values also consider the estimate of the profits of the companies until December 31, 2005 that shall be attributed to the minimum mandatory dividends to be decided at the general shareholders’ meetings that approve the accounts of the current fiscal year.

4.5	Shares of the Merging Company: Based on the criterion used to set forth the exchange ratios referred to above, TCP shall issue 258,768,433 (two hundred and fifty-eight million, seven hundred and sixty-eight thousand, four hundred and thirty-three) new common shares and 505,319,442 (five hundred and five million, three hundred and nineteen thousand, four hundred and forty-two) new preferred shares. Therefore, the capital stock of TCP, immediately after the transaction, shall consist of a total of 509,226,137 (five hundred and nine million, two hundred and twenty-six thousand, one hundred and thirty-seven) issued common shares and 917,186,080 (nine hundred and seventeen million, one hundred and eighty-six thousand and eighty) issued preferred shares.

4.6	Appraisal of the shareholders’ equity, at market prices, for the purposes of complying with article 264 of Law 6,404/76: In compliance with the provisions set forth by article 264 of Law 6,404/76 and solely for the purposes of comparing the exchange ratios resulting from the adoption of the economic value criterion under the terms of item 4.2 above, with the exchange ratios resulting from the criterion of shareholders’ equity at market prices, TCP and TCO, TSD, TLE and CRTPart had their respective shareholders’ equity valued, also according to the same criteria and on a base date of September 30, 2005, at market prices, by the company Planconsult Planejamento e Consultoria. According to said criteria, the exchange ratio of the shares issued by TCO, TSD, TLE and CRTPart for shares issued by TCP should be as follows: (i) each common share and each preferred share of TCO would be replaced for 3.5844 shares of the same kind, issued by TCP; (ii) each common share and each preferred share of TSD would be replaced for 4.2863 shares of the respective kind, issued by TCP; (iii) each common share and each preferred share of TLE would be replaced for 4.8744 shares of the respective kind, issued by TCP; and (iv) each common share and each preferred share of CRTPart would be replaced for 6.7258 shares of the respective kind, issued by TCP.

5.	FURTHER CONDITIONS APPLICABLE TO THE MERGER.

5.1	Corporate Acts: Extraordinary Shareholders’ Meetings of TCP and of TCO, TSD, TLE and CRTPart shall be held in order to discuss and resolve about the Corporate Restructuring presented in this Protocol, including, without limitation, the capital increase of TCP to be subscribed and paid in as a result of the merger of all the shares issued by TCO and the conversion of such company into a wholly-owned subsidiary and of the merger of the shareholders’ equity of TSD, TLE and CRTPart, with the consequent extinguishment of these companies.

5.2	Equitable Treatment: Goldman Sachs & Companhia carried out the analysis of the Corporate Restructuring transaction, subject to this Protocol, and, according to the provisions of article 30 of the Bylaws of TCP, TCO, TSD and TLE, confirmed, on the terms set forth in the valuation report prepared by it, that equitable treatment is being given to all the companies involved in the Corporate Restructuring.

5.3	Appraisal Rights: The common and preferred shareholders of TCP that dissent from the merger of shares of TCO and the common shareholders of TCO, TSD, TLE and CRTPart that disagree with the merger of such companies into TCP, as well as the preferred shareholders of TSD that disagree with the resolution related to the merger of such company into TCP, shall have the right to withdraw from the respective companies, by means of the reimbursement of the shares proven to be held by said shareholders as of the date of communication of the Relevant Fact that discloses the terms and conditions applicable to the Corporate Restructuring.

5.3.1	The reimbursement value for the common and preferred shareholders of TCP that disagree with the merger transaction of the shares issued by TCO, calculated by the value of the shareholders’ equity of the company presented on the base balance sheet of TCP drawn up on September 30, 2005, amounts to R$6.52 (six reais and fifty-two cents) per share.

5.3.2	The reimbursement value for the common shareholders of CRTPart that disagree with the Corporate Restructuring, calculated by the value of the shareholders’ equity of such company presented on its balance sheets drawn up on September 30, 2005, amounts to R$37.50 (thirty-seven reais and fifty cents) per share.

The preferred shareholders of CRTPart shall not have the right to withdraw, since such shares present liquidity and dispersion in the market, pursuant to article 137, II, items a and b, of Law No. 6,404/76.

5.3.3	Pursuant to the provisions set forth by article 264, third paragraph, of Law No. 6,404/76, the non-controlling common shareholders of TCO, TSD and TLE and the preferred shareholders of TSD that disagree with the Corporate Restructuring, may choose, within the term for the exercise of the right to withdraw, between the reimbursement value based on the shareholders’ equity of the respective companies or the value based on their respective shareholders’ equity valued at market prices. The preferred shareholders of TCO and TLE shall not have the right to withdraw, since such shares present liquidity and dispersion in the market, pursuant to article 137, II, items a and b, of Law No. 6,404/76.

For the purposes of the provisions set forth in item 5.3.3 above, we hereby inform that (i) the reimbursement values of the shares issued by TCO, TSD and TLE, based on the respective shareholders’ equity of such companies, presented on the balance sheets dated as of September 30, 2005, are the following: (a) TCO: R$21.80 (twenty-one reais and eighty cents) per share; (b) TSD: R$22.31 (twenty-two reais and thirty-one cents) per share; and (c) TLE: R$33.18 (thirty-three reais and eighteen cents) per share; and that (ii) the reimbursement values of the shares issued by TCO, TSD and TLE, based on the respective shareholders’ equity at market prices of such companies, based on the balance sheets of such companies dated as of September 30, 2005, are the following: a) TCO: R$18.38 (eighteen reais and thirty-eight cents) per share; (b) TSD: R$21.97 (twenty-one reais and ninety-seven cents) per share; and (c) TLE: R$24.99 (twenty-four reais and ninety-nine cents) per share.

5.4	Merger of the Goodwill Special Reserve from Prior Restructurings.

5.4.1	TCO. Pursuant to the Protocol of Merger of Shares and Instrument of Justification entered into on June 14, 2004, by TCO and the operating companies controlled by it (Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A.), as well as pursuant to the Protocol of Merger and Instrument of Justification entered into on August 15, 2005, TCP, which held goodwill relating to the purchase of TCO and goodwill relating to the preferred shares that were purchased in the Public Tender Offer for shares of TCO, carried out by TCP on October 8, 2004, assigned to TCO its rights over the goodwill special reserves that were transferred to the companies controlled by TCO in connection with the restructuring transactions referred to above, becoming a creditor of TCO and therefore having the right to use such credits in capital increases of TCO. In face of the merger of shares of TCO into TCP, by means of which TCO shall become a wholly-owned subsidiary of TCP, TCP shall keep its right to capitalize such credits resulting from the goodwill special reserve in TCO, so long as it complies with the preemptive right of the other shareholders of said company, pursuant to article 16 of CVM Instruction 319/99.

5.4.2	TLE. Pursuant to the Protocol of Merger of Shares and Instrument of Justification entered into by TLE and its controlling companies, Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular S.A. (“Telergipe”), on November 13, 2000, Iberoleste Participações S.A., controlling company of TLE at that time, later succeeded by Sudestecel Participações Ltda., assigned to TLE its rights over the goodwill special reserves transferred to Telebahia and Telergipe, pursuant to the Protocol of Partial Spin-Off and Merger and Instrument of Justification entered into by Tele Leste, Telebahia and Telergipe. TLE would then have the right to use such credits in capital increases, so long as the tax benefit relating to the amortization of the respective deferred assets represented an effective decrease in the taxes paid by Telebahia and Telergipe (as set forth in the second paragraph of the article 7 of the referred CVM Instruction No. 319/99). Accordingly, TLE, in its capacity as the sole shareholder of Telebahia and Telergipe, acquired the right to use such reserves in capital increases, by means of the subscription of new shares issued by said operating companies. On account of the assignment of rights over the goodwill special reserves, Iberoleste Participações S.A. became, at that time, a creditor of TLE in the same amount, being able to use such credits in capital increases of TLE, respecting the preemptive rights to be given to the other shareholders of the referred company, pursuant to article 16 of the CVM Instruction 319/99. In view of the merger of TLE into TCP, the surviving company shall succeed TLE in all its rights and obligations. Consequently, Sudestecel (successor of Iberoleste) will acquire the right to use such credits in capital increases of TCP, respecting the preemptive rights to be given to the other shareholders of the referred company, pursuant to article 16 of the CVM Instruction 319/99.

5.4.3	CRTPart. Pursuant to the Protocol of Merger of Shares and Instrument of Justification entered into by CRTPart and its controlling company, Celular CRT

S.A., on August 15, 2005, Avista Participações Ltda. acquired the right to merge into the capital stock of CRTPart the goodwill special reserve resulting from the purchase of shares of CRTPart in the Public Tender Offer of CRTPart carried out on October 8, 2004, so long as it was used, as a tax benefit arising from the amortization of the deferred asset by CRTPart, in compliance with the provisions of the second paragraph of the referred article 7 of CVM Instruction No. 319/99 and assuring preemptive rights to the other shareholders of CRTPart. In view of the merger of CRTPart into TCP, the surviving company shall succeed CRTPart in all its rights and obligations. Consequently, Avista Participações Ltda. will acquire the right to use such credits in capital increases of TCP, respecting the preemptive rights to be given to the other shareholders of the referred company, pursuant to article 16 of the CVM Instruction 319/99.

And, in witness whereof, the parties execute six (06) counterparts of this instrument in the presence of the two witnesses below.

São Paulo, December 4, 2005.

TELESP CELULAR PARTICIPAÇÕES S.A.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

CELULAR CRT PARTICIPAÇÕES S.A.

Witnesses:

1.

2.

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS DATED DECEMBER 4, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ 02.558.074/0001-73 - NIRE 35300158792

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S.A., HELD ON DECEMBER 4, 2005.

1. DATE, TIME AND PLACE OF MEETING: December 04, 2005, at 18:00 hours, at Avenida Roque Petroni Junior, 1464 – 6th floor, Morumbi, in the city of São Paulo, State of São Paulo.

2. PRESIDENT AND SECRETARY: Fernando Xavier Ferreira – President and Breno Rodrigo Pacheco de Oliveira – General Secretary.

3. ATTENDANCE: The meeting was convened with the attendance of the Directors that sign these minutes, in compliance with the quorum set forth in the By-laws. The members of the Board of Auditors, Messrs. Nelson Jimenes, Norair Ferreira do Carmo and Evandro Luis Pippi Kruel, also attended this meeting, pursuant to article 163, third paragraph, Law No. 6,404/76. Moreover, the representatives of Goldman Sachs & Companhia, Deloitte Touche Tohmatsu Auditores Independentes and Planconsult e Consultoria, in addition to the representatives of the law firm Machado, Meyer, Sendacz e Opice Advogados, in its capacity as legal advisors of the Company, also attended to the meeting in order to provide the necessary clarifications.

4. AGENDA AND RESOLUTIONS: The President of the meeting clarified that, as it was already known by all those in attendance, the purpose of the meeting was to resolve about (1) the proposal for approval of the Financial Statements of the Company, dated as of September 30, 2005, to be submitted to the general shareholders’ meeting that will be called; (2) the proposal for a corporate restructuring involving the Company, regarding (i) the merger of shares of Tele Centro Oeste Celular Participações S.A. (“TCO”), in order to be converted into a wholly-owned subsidiary of the Company; and (ii) the merger of the companies Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) into the Company (“Corporate Restructuring”), which shall be submitted to the final approval of the General Shareholders’ Meeting; (3) to approve a draft of the Call Notice of the General Shareholders’ Meeting of the Company; and (4) the proposal for changing the corporate name of the Company. After the clarifications, the directors, unanimously and without restrictions of any kind, resolved the following:

4.1 To approve the proposal to be submitted for the consideration of the general shareholders’ meeting, regarding the approval of the Financial Statements of the Company dated as of September 30, 2005, which were examined and unanimously approved by the members of the Board of Directors in attendance, ad referendum of the general shareholders’ meeting of the Company.

With respect to the proposal for the corporate restructuring involving the Company, the members of the Board of Directors, after clarifications given with respect thereto, and in light of the favorable opinion of the Board of Auditors, resolved the following:

4.2 To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the draft of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification (“Protocol of Incorporation”) to be entered into by the Company, TCO, TSD, TLE and CRTPart, on the date hereof, which sets forth (i) the merger, into the Company, of all the shares of TCO, in order to convert it in a wholly-owned subsidiary; and (ii) the merger, into the Company, of TSD, TLE and CRTPart. The Protocol of Merger sets forth the general terms and conditions of the intended mergers, the justifications of the transaction, the criterion for valuing the shares and assets to be merged and the exchange ratio of the equity interests held by the shareholders of TCO, TSD, TLE and CRTPart for shares issued by the Company. Considering the approval of the terms and conditions of the Protocol of Merger resolved herein, as well as the clarifications provided in regard to the discussed restructuring, the members of the Board of Directors expressed their opinion in favor of carrying out the transaction under analysis and authorized the signature of the Protocol of Merger to be entered into by the Board of Officers of the Company and of TCO, TSD, TLE and CRTPart, as well as the execution of all acts required for the implementation thereof.

4.2.1 To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the contracting, carried out by the Board of Officers of the Company, of the specialized firm Deloitte Touche Tohmatsu Auditores Independentes for (i) the evaluation of shares issued by TCO that shall be merged into the Company; and (ii) the evaluation of the net assets of TSD, TLE and CRTPart that shall be conveyed to the Company.

4.2.2 To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, (i) the valuation report of the shares of TCO to be merged in the Company, based on the book value on the base date of September 30, 2005; and (ii) the valuation reports of the net assets of TSD, TLE and CRTPart, based on the book value on the base date of September 30, 2005, and the consequent capital increase of the Company.

4.3 To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the contracting, carried out by the Board of Officers of the Company, of the specialized firm Goldman Sachs & Companhia, for the valuation of the shareholders’ equity of the Company and TCO, TSD, TLE and CRTPart, based on the economic value, valued using the discounted cash flow method, in order to determine the exchange ratio of common and preferred shares of said companies for new shares to be issued by the Company, as well as the preparation of a report with regard to the referred exchange ratio.

4.4 To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the contracting, carried out by the Board of Officers of the Company, of the specialized firm Planconsult Planejamento e Consultoria for the valuation of the shareholders’ equity of the Company and TCO, TSD TLE and CRTPart at market prices, in order to comply with article 264 of Law 6,404/76.

4.5 To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the valuation reports of the shareholders’ equity of the Company and TCO, TSD, TLE and CRTPart, based on the economic value, valued using the discounted cash flow method, prepared by Goldman Sachs & Companhia, considering a base date of September 30, 2005 for the specific purpose of determining the exchange ratio of common and preferred shares of TCO, TSD, TLE and CRTPart for new shares to be issued by the Company, and the valuation reports of the shareholders’ equity of the Company and said companies, valued at market prices, considering a base date of September 30, 2005. It is proposed hereby that the fractions of shares of the Company, resulting from the exchange ratio be grouped and sold in an auction (or auctions, if the case may be) at Bolsa de Valores de São Paulo – Bovespa, at the market price, and that the assessed net value be paid to the shareholders of said companies, which, on account of the respective mergers, are entitled to the referred fractions of shares, on pro rata basis as to the fractions held by them, within up to five (05) business days from the day the auction (or last auction, if the case may be) is held. It was clarified that the shares of the Company to be distributed to the shareholders of TCO, TSD, TLE and CRTPart shall have the same rights of the shares issued by the Company, currently being traded, and shall be entitled to full dividends of the Company regarding the fiscal years in which the Company obtains profits that are subject to distribution. It was clarified to the Directors that the rights of the shareholders of TCO, TSD, TLE and CRTPart related to the interest on shareholders’ equity and dividends regarding the fiscal year of 2004 shall remain unchanged and shall be paid on the date set forth in the respective shareholders’ meetings of the Company held on 2005. Such shareholders are also assured the payment of dividends for 2005 that are at least equal to the minimum mandatory dividends in accordance with their respective Bylaws, in accordance with the terms of the Protocol of Merger approved on this meeting.

Moreover, it was presented to the Directors, for their information, the report prepared by Goldman Sachs & Companhia relating to the preparation of the valuation, confirming that equitable treatment was being given to all the companies involved.

Additionally, it was anticipated to the members of the Boards of Directors and Auditors in attendance that, even before the conclusion of the Corporate Restructuring, the terms and conditions of a capital reduction of the Company shall be proposed, in an amount to be calculated at the appropriate time and, at that time, new meetings of the Board of Auditors and Directors shall called for such purpose. Such reduction aims to absorb the existing losses in order to anticipate the possibility of distributing dividends to all its shareholders, after the Corporate Restructuring, as soon as the Company begins to obtain profits.

4.6 To approve the Call Notice of the general shareholders’ meeting of the Company regarding the subjects resolved in this meeting and that shall be submitted to the shareholders.

4.7	To approve the proposal of changing the corporate name of the Company to Vivo Participações S.A.

The Directors pointed out that the mergers under analysis were approved considering that they are part of the intended Corporate Restructuring, by means of which there shall be the concentration of the shareholders of TCO, TSD, TLE and CRTPart in only one publicly-held company, which should enable the shareholders, after the transaction, to count on more liquidity in the Brazilian and international stock exchanges, allowing, at the end, the simplification of the current share and organizational structures, as well as a larger enjoyment of the synergies of the Company and of the other companies involved, in view of the unification, standardization and rationalization of the general management of the businesses carried out by the companies involved in the Corporate Restructuring, which, directly or through their corresponding operating companies controlled by them, use the brand “VIVO”, such being the reasons that the members of the Board of Directors recommend its approval by the general shareholders’ meeting of the Company.

There being nothing further to resolve, the meeting was adjourned and these minutes were drawn up, read, found to be in order, approved by all the Directors and signed by all those in attendance.

Signatures: Fernando Xavier Ferreira - President and President of the Board of Directors; Shakhaf Wine, Henri Philippe Reichstul, Antonio Gonçalves de Oliveira e Luiz Kaufmann - members of the Board of Directors. Felix Pablo Ivorra Cano e Ignácio Aller Mallo - represented by Fernando Xavier Ferreira; Carlos Manuel de L. e V. Cruz - Vice-President of the Board of Directors represented by Shakhaf Wine; Luis Paulo Reis Cocco - represented by Shakhaf Wine; Evandro Luis Pippi Kruel, Nelson Jimenes and Norair Ferreira do Carmo- members of the Board of Auditors; Breno Rodrigo Pacheco de Oliveira - General Secretary.

I certify that the present document is a faithful copy of the minutes set forth in the Book of Minutes of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira

Secretary - OAB/RS no. 45,479

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

NOTICE TO SHAREHOLDERS DATED DECEMBER 4, 2005, REGARDING

EXTRAORDINARY GENERAL MEETING

TELESP CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ 02.558.074/0001-73 - NIRE 35300158792

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned to attend the Extraordinary General Shareholders’ Meeting of the Company to be held at 2:00 PM on February 8, 2006, at Avenida Roque Petroni Junior, 1464 – ground floor (theater), Morumbi, in the city of São Paulo, State of São Paulo, in order to consider, in light of the Relevant Fact published on December 6, 2005 (“Relevant Fact”) the following agenda:

(a) to consider and resolve about the Financial Statements of the Company dated as of September 30, 2005;

(b) to resolve about the capital reduction of the Company for the purposes of absorbing the existing losses in order to anticipate the possibility of distributing dividends to all the shareholders, as soon as the Company becomes profitable;

(c) to consider and resolve about the terms and conditions of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification entered into by the management of the Company and of Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”), with respect to (i) the merger, into the Company, of all the shares of TCO, in order to convert it into a wholly-owned subsidiary; and (ii) the merger, into the Company, of TSD, TLE and CRTPart, as described in the Relevant Fact;

(d) to ratify the appointment, carried out by the managers of the Company and of TCO, TSD, TLE and CRTPart, (i) of the specialized firm Deloitte Touche Tohmatsu Auditores Independentes, responsible for the preparation of the accounting valuation of the shares issued by TCO, as well as of the book value of the net assets of TSD, TLE and CRTPart, to be merged into the Company; (ii) of the specialized firm Goldman Sachs & Companhia, for the valuation of the shareholders’ equity of the Company and TCO, TSD, TLE and CRTPart, based on the economic value of such companies; and (iii) of the specialized firm Planconsult Planejamento e Consultoria for the valuation of the shareholders’ equity of the Company and TCO, TSD TLE and CRTPart at market prices;

(e) to consider and resolve about the valuation reports referred to in item (d) above;

(f) to resolve about the exchange ratio of the shares issued by TCO, TSD, TLE and CRTPart for shares to be issued by the Company;

(g) to resolve about the capital increase of the Company as a result of the merger (i) of the shares issued by TCO; and (ii) of the net assets of TSD, TLE and CRTPart, with the consequent amendment to article 5 of the Bylaws, in order to reflect the capital increase resulting from the merger; and

(h) to change the corporate name of the Company to Vivo Participações S.A.

ADDITIONAL INFORMATION:

(a) The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office, located at Avenida Roque Petroni Junior, 1464, 3.º andar, lado B, Morumbi, in the city of São Paulo, State of São Paulo (Legal Department), on business days, from Monday to Friday, from 9:00 AM to 6:00 PM, until, at most, 2:00 PM on February 6, 2006.

(b) The shareholders that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA and that intend to attend to this meeting shall deliver a statement containing their respective equity interests, dated up to two (02) days before the date of the meeting.

(c) The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above.

Notice in accordance with SEC regulations: This Call Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

São Paulo, December 4, 2005.

Fernando Xavier Ferreira

Chairman of the Board of Directors

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

“NOTICE TO THE MARKET” DATED DECEMBER 5, 2005

TELESP CELULAR PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ/MF nº 02.558.132/0001-69 – NIRE 533 0000580 0	TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ/MF nº 02.558.129/0001-45 – NIRE 33.3.0026819-7

TELE LESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY C.N.P.J 02.558.144/0001-93 – NIRE 35 3 0032612 1	CELULAR CRT PARTICIPAÇÕES S.A. PUBLICLY HELD COMPANY CNPJ: 03.010.016/0001-73 – NIRE 43300039021

NOTICE TO THE MARKET

The above mentioned companies hereby clarify item 2.3. of the Relevant Fact of December 4th, 2005:

“2.3. Appraisal Right: The shareholders, owners of common and preferred shares of TCP, who dissent on the merger of TCO shares, and the shareholders, owners of common shares of TCO, TSD, TLE and CRTPart, who dissent on their respective merger, as well as shareholders, owners of preferred shares of TSD, who dissent on the resolutions relating to the merger with TCP, will have appraisal rights and may withdraw from the respective companies, by means of the reimbursement of the shares proven to be owned by them on the date of the disclosure of this Relevant Fact, which publicly announces the terms and conditions applicable to the mentioned transaction.”

Dissenting shareholders as described in items 2.3.1, 2.3.2., and 2.3.3. of the Relevant Fact that may express their withdrawal rights, are those registered in the records of the Companies at the end of the day of December 5, 2005, which means that shares acquired in the trading sessions occurred from December 5, 2005 on, do not have the withdrawal right.

We also clarify that the shares to be issued as a result of the mergers described in the fato Relevante of December 4th, 2005 will participate fully in all benefits, including any dividends and interest on shareholders’ equity that may eventually be distributed by Telesp Celular Participações S.A. from the fiscal year of 2006 on.

São Paulo, December 5th, 2005.

Paulo Cesar Pereira Teixeira

Investor Relations Director

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT REGARDING TCP

Telesp Celular Participações S.A. Book Value Report Prepared in Accordance with the Provisions of Law No. 6,404, of December 15, 1976 Deloitte Touche Tohmatsu Auditores Independentes

BOOK VALUE REPORT PREPARED IN ACCORDANCE WITH THE PROVISIONS OF LAW No. 6,404, OF DECEMBER 15, 1976

I—INTRODUCTION

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, an accounting firm, with main office in the city of São Paulo, at Rua José Guerra, 127, CNPJ/MF (corporate taxpayer identification number) No. 49.928.567/0001-11, as the assigned appraiser, as provided for in article 8 of Law No. 6,404, of December 15, 1976, in response to your request, performed a review of the net assets as of September 30, 2005 of Telesp Celular Participações S.A., a corporation, located at Avenida Roque Petroni Junior, 1.464, Municipality of São Paulo, State of São Paulo, CNPJ/MF No. 02.558.074/0001-73, hereinafter referred to simply as the Company, for purposes of corporate reorganization and/or restructuring.

II—DESCRIPTION OF ASSETS

The net assets, the subject to the review, were determined based on the Company’s trial balance as of September 30, 2005 and comprise the following asset and liability balances:

Deloitte Touche Tohmatsu

R$, cents omitted
ASSETS

Cash and banks	30,094
Cash investments	37,833
Interest on capital	62,113,689
Deferred and recoverable taxes	360,246,827
Prepaid expenses	4,346,900
Other assets	16,446,803
Investments	7,360,812,169
Property, plant and equipment, net	321,239

Total assets	7,804,355,554

LIABILITIES

Payroll and related accruals	944,481
Trade accounts payable	4,734,373
Taxes payable	538,636
Loans and financing	2,885,762,544
Reserve for contingencies	65,364,841
Derivative contracts	508,384,035
Other liabilities	22,707,863

Total liabilities	3,488,436,773

Funds for capitalization	152,379

NET ASSETS	4,315,766,402

The net assets as of September 30, 2005 include a special goodwill reserve in the amount of R$693,678,308 (six hundred and ninety-three million, six hundred and seventy-eight thousand, three hundred and eight Brazilian reais), which will be capitalized in favor of the controlling shareholders upon the realization of the corresponding tax benefits, and the other shareholders will have preemptive right, according to the provisions of article 171 of Law No. 6,404/76, with any funds arising from the exercise of the preemptive right being paid to the controlling shareholders.

III—PROCEDURES APPLIED

In order to ascertain the adequacy of the book values of assets and liabilities, which determine the net assets of the Company as of September 30, 2005, the undersigned performed its examinations by adopting usual procedures for audit of the financial statements applicable in the circumstances, according to standards approved by the Federal Accounting Council. Therefore, the examinations comprised: (a) determining the extent of the audit procedures, considering the materiality of the asset and liability balances that make up the net assets; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company’s management.

Deloitte Touche Tohmatsu

IV—DETERMINATION OF NET ASSETS

The net assets of the Company were determined in accordance with Brazilian accounting practices, which include standards established by Brazilian corporate law, accounting standards and procedures issued by the Brazilian Securities Commission (CVM), and standards applicable to concessionaires of public telecommunications services. The criterion adopted for appraising the net assets of the Company was book value.

V—BOOKS AND BOOKKEEPING

The books of the Company meet all legal and tax requirements and were kept in accordance with Brazilian accounting practices, uniformly and consistently applied.

The details of assets, rights and obligations that make up the net assets are in possession of the Company in the form of subsidiary records and analytical reports.

VI—INEXISTENCE OF CONFLICT OF INTERESTS AND LIMITATIONS

We confirm that:

a)	In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any circumstances that represent conflict of interests in relation to the Company or to the Company and its controlling shareholders or to the service previously described. In addition, we have no direct or indirect interest in the Company or in any company related to it.

b)	We are not aware of any action by the controlling shareholder or management of the Company to influence, limit, hamper or perform any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusion of our work.

VII—CONCLUSION

As a result of the examinations and analyses performed, we concluded that the net assets of the Company as of September 30, 2005, computed based on the criteria described above, are R$4,315,766,402 (four billion, three hundred and fifteen million, seven hundred and sixty-six thousand, four hundred and two Brazilian reais).

Deloitte Touche Tohmatsu

VIII—CLOSING

Thus, we have completed our work and sign this appraisal report in three counterparts of equal content for all legal purposes.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU Auditores Independentes	José Domingos do Prado Engagement Partner

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira
Investor Relations Officer